Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Resolutions passed at the Fourth Meeting of the Sixth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
25 August 2011

As at the date of this announcement, the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Stock short name: China South Air                                                                Stock Code: 600029                                            Notice No.: Lin 2011- 016

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE FOURTH MEETING OF THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE OF
CHINA SOUTHERN AIRLINES COMPANY LIMITED

The Supervisory Committee and all members of the Supervisory Committee of the Company jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 25 August 2011, China Southern Airlines Company Limited (the “Company”) held the fourth meeting of the sixth session of the Supervisory Committee (“Supervisory Committee”) at the Yanbian Prefecture Hotel, Yanji City, Jilin Province. Five supervisors (the “Supervisors”) are eligible to attend the Supervisory Committee meeting and five Supervisors attended the Supervisory Committee meeting. This meeting of the Supervisory Committee is chaired by Pan Fu, the chairman of the Supervisory Committee. The procedures of the Supervisory Committee meeting were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

The Supervisors who were present at the Supervisory Committee meeting voted unanimously and passed the following resolutions:

I.       Considered and approved the full text and summary of the 2011 interim report and results announcement for the first half of 2011 (including A shares and H shares) ;

          All members of the Supervisory Committee reviewed the 2011 interim report and formed the following opinions:

a.
the preparation and approval procedures of the 2011 interim report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the relevant internal corporate governance rules and regulations of the Company;

b.
the contents and format of the 2011 interim report were in compliance with the relevant requirements of China Securities Regulatory Commission, Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited, and information disclosed therein reflected correctly the operational, management and financial status of the Company for the first half of 2011; and

c.	none of the persons involved in the preparation and approval of the 2011 interim report has committed any action in breach of confidentiality requirements in respect of the 2011 interim report.

II.     Considered and passed the "Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in the first half of 2011".

The Supervisory Committee of
China Southern Airlines Company Limited

25 August 2011